

September 30, 2011

<u>Via U.S. Mail</u>
Mr. Michael J. Ulrich
Chesapeake Granite Wash Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

<u>Via E-mail to Jeff Zanotti, Esq., In-House Counsel</u>
Ms. Jennifer M. Grigsby
Senior Vice President, Treasurer, and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Granite Wash Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 19, 2011**
> **File No. 333-175395**
>
> **Chesapeake Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed September 19, 2011**
> **File No. 333-175395-01**

Dear Mr. Ulrich and Ms. Grigsby:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Forms S-1 and S-3

General

1. We remind you of prior comment four from our letter dated August 4, 2011. In that regard, please file all omitted exhibits. Also, please file the complete versions of your material agreements. For example, we note the missing schedules and exhibits in several of your filed agreements.

2. We note your response to comment three from our letter dated September 6, 2011, and your undertaking to provide the omitted information regarding the hedging arrangements in an amendment. Please ensure to provide adequate time for our review of such information.

Underlying Properties, page 4

3. You state that the Colony Granite Wash is a relatively low risk, laterally extensive and hydrocarbon liquids-rich reservoir. Please expand your disclosure to also state that the Colony Granite Wash is primarily a natural gas reservoir.

4. You state here and on page 63 that the development costs for the Granite Wash are approximately $15 per barrels of oil equivalent. However, the development costs for proved undeveloped reserves in the reserve report appear to be materially less than that. In addition, you state that the costs are similar to other unconventional developments in the Mid-Continent. However, the Granite Wash is not an unconventional reservoir and is significantly different than shale reservoirs. Please reconcile these issues.

Risk Factors, page 20

5. We note the response by Chesapeake Energy Corporation to comment two in our letter dated August 2, 2011 as well as your risk factor discussions at pages 20 and 33-35. Specifically, we note that your risk factors do not disclose any specific risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. In light of the information provided in response to comment two regarding Chesapeake's procedures and historical experience with its hydraulic fracturing operations, please advise whether you believe your current risk factor disclosure addresses all your material risk or whether there are additional material operational and financial risks stemming from your business that require disclosure hereunder.

Significant Assumptions Used to Calculate the Target Distributions, page 56

6. It appears there have been material changes to the NYMEX futures prices for both oil and natural gas since August 5, 2011. Please revise your document to reflect up to date NYMEX prices for these commodities in your target distribution calculations.

7. In regards to your response to prior comment ten of our letter dated September 6, 2011, we do not agree with your response. Tell us whether you utilized the same price in calculating the reserves associated with the perpetual royalty interests as you did for those associated with the 20 year term. If so, tell us why you believe that this is appropriate given that you will not be producing those quantities but will instead be seeking to sell the perpetual royalty interest.

8. Regarding your response to prior comment thirteen, we understand that the annual administrative expenses are treated as a reduction in the net proceeds available to the Trust as distributable income in the filing. However, these expenses were not included in the reserve evaluation preformed by Ryder Scott. Presumably the inclusion of these costs in the reserve evaluation could impact the proved reserve volumes, resulting in a further reduction in net proceeds that has not been accounted for in the filing as well as a reduction in the standardized measure. Please tell us how you plan to address this.

9. In regards to your response to prior comment fourteen, as we stated in that comment, all proved reserves must meet the standard of reasonable certainty. While a few thousands of vertical wells, a very small subset of the total wells that were drilled fifty or more years ago, have exhibited long lives, this would appear to support only the possibility that horizontal wells may exhibit lives of fifty to sixty five years. As a very small subset or possibility, it does not rise to the level of reasonable certainty that is required for proved reserves. Reasonable certainty means that it is much more likely than not that the estimated ultimate recovery will increase or remain the same then to decrease as more information is obtained. By assuming wells lives that only a small percentage of vertical wells have achieved, it does not appear that your reserve estimate is reasonably certain to occur. Therefore, please revise your filing to limit the reserves to well lives that are more reasonably certain to occur. Because these wells exhibit strong hyperbolic declines early in the production history, a shorter more reasonably certain well life will not necessarily reduce the reserves in the same proportion as the reduction in well life. Please revise your reserves and document accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Michael S. Telle, Esq.
       Bracewell & Giuliani LLP